Life Partners Holdings, Inc.
204 Woodhew Drive
Waco, Texas 76712
(800) 368-5569

Via Edgar

January 27, 2006

Mr. Amit Pande
Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Life Partners Holdings, Inc.
Form 10-KSB for the Fiscal Year Ended February 28, 2005
Form 10-QSB for the Quarterly Period Ended August 31, 2005
File No.0-7900

Dear Mr. Pande:

I have received your letter dated January 13, 2006, and have prepared the following response to your comments. My responses are numbered to correspond to the numbering of the paragraphs in your letter. I plan to revise all future filings in response to your letter.

We, the management of the Company, acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings.

Form 10-KSB for the Fiscal Year Ended February 28, 2005

Note (2) Summary of Significant Accounting Policies

Revenue Recognition, page 29

1.	We have chosen to account for the monitoring costs as a separate unit of accounting because to do otherwise would result, we believe, in the complete recognition of income at the time the settlement contract is closed. In reaching this conclusion, we are mindful of SAB No. 104 (see “f. Nonrefundable up-front fees”, Questions 2-4) in which the Staff has suggested that revenue be recognized on a straight-line basis over the contractual term of the arrangement. We respectfully suggest that the situation described is not analogous. First, no portion of the revenues we receive in a settlement is characterized as an “up-front fee”. We are not obligated contractually to provide any monitoring service. Moreover, the purchaser knows nothing about our subsequent monitoring and can have no expectation for such subsequent activity.[1] We believe the pattern of revenue and performance of obligations indicate that we earn these revenues for settling the transfer of the life insurance policies. Once the policy is settled, we have no further obligation by law or by practice.

___________
1  EITF No. 00-21 and SAB No. 104 indicate that the performance of subsequent obligations is to be judged by the customer’s (purchaser’s) standpoint.

Mr. Amit Pande
January 27, 2006

2.	We are also mindful that the Staff has continued to ask questions about the monitoring costs and deferral of revenues. We would like to resolve these questions and hope that an explanation of our assumptions about this matter is helpful. To monitor the settlor and notify the trustee upon the settlor’s death, we have external costs from an independent service, which charges $.13 per month per name to determine if a death certificate has been filed on that person ($7.80 assuming a remaining life of five years). We incur some internal costs since our personnel will periodically contact settlors, both to inquire as to health and to generate leads. Theoretically, the portion of costs attributable to inquiring about health would relate to the contract while the costs attributable to inquiring about leads would not. Regardless, we believe the time devoted to such activity is about 100 hours per month reflecting a cost of approximately $5,000. In any event, the time and cost devoted to such activity is nominal. Because the costs are nominal, we did not do a detailed cost analysis. The $100 per policy (now $100 and $200, depending on the type of settlement) is a general estimate of the average costs spread over many policies. In our mind, whatever the costs are is negligible and immaterial.

•	The estimate consists mostly of internal costs. See above.

•
We did not adjust the monitoring costs for viatical or life settlements because we viewed viatical and life settlements as a single line of business and viewed any differences between the costs of monitoring a viatical or life settlement to be immaterial. Please note that we began deferring each month $100 for each viatical settlement and $200 for each life settlement in the third fiscal quarter of 2005.

•	See explanation above.

Artifacts and Other, page 30

3.
We believe a strong community presence is important. Allocating resources to our collection is little different than a business contributing to its local community. The contribution is often disproportionate to the customer base (which may be national or even international), but nevertheless benefits the corporation. A strong community presence promotes better employee relations and better relations with the stakeholders with whom we do business. These uses of corporate resources are quite common. In fact, it would be unusual to find a corporation that did not contribute to the local community in some fashion. In our business judgment, assembling the collection to build community awareness was a reasonable use of corporate resources.

We wish to reiterate that we have not had significant artifact expense in several quarters, and presently expect no capital expenditures or expense to expand the collection.

Mr. Amit Pande
January 27, 2006

Form 10-QSB for the Quarterly Period Ended August 31, 2005

Consolidated Condensed Statement of Cash Flows, page 7

4.
During the six months ended August 31, 2005, we acquired 19 policies as investments for a total of $1,175,520. The cash surrender value of these polices totaled $555,505, which is reflected as the investment in life insurance policies on the balance sheet. The remaining $620,024 was expensed as policy acquisition expenses. We believe this is consistent with the policies described in our reports. See “Critical Accounting Estimates, Assumptions and Policies” in the above report.

5.
Life Partners has had a proprietary software system in place for over ten years. The original system established the technological feasibility. The old system was DOS based. The original program that the software was built around became extremely outdated and was no longer supported by the company that distributed it. We were forced to create a new system. We found a new, more dynamic software to use as a core system. The research was done by our employees and consultants and was expensed at the time. The new project to build our proprietary software was begun in August 2003. The first module was completed in September 2004 and we began using it. At this point we began taking depreciation on the new system. Other modules are still being developed for other departments. We capitalize the programming costs and begin taking depreciation immediately since the program is in use. All capitalized costs are for programming only. No other costs have been capitalized in regard to the proprietary software.

We understand that your comments or our changes to disclosures in response to your comments does not foreclose the Commission from taking any action with respect to the filing; and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws.

Mr. Amit Pande
January 27, 2006

You may direct questions or comments regarding the comments and responses to Ms. Brenda Phillips at 405-842-4420.

Very truly yours,

Nina Piper
Chief Financial Officer

Cc: Mr. Michael Volley/SEC